ArcelorMittal reports fourth quarter 2018 and full year 2018 results

Luxembourg, February 7, 2019 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and twelve-month periods ended December 31, 2018.

2018 highlights:

•	Health and safety performance improved in FY 2018 with annual LTIF rate of 0.69x vs. 0.78x in FY 2017
•	FY 2018 operating income of $6.5bn (+20.3% YoY); operating income of $1.0bn in 4Q 2018 (-15.6% YoY)
•	FY 2018 EBITDA of $10.3bn (+22.1% YoY); EBITDA of $2.0bn in 4Q 2018 (-8.9% YoY)
•	FY 2018 net income of $5.1bn, +12.7% higher as compared to $4.6bn for FY 2017
•	FY 2018 steel shipments of 83.9Mt (-1.6% YoY); 4Q 2018 steel shipments of 20.2Mt (-3.6% YoY)
•	FY 2018 crude steel production of 92.5Mt (-0.6% YoY); 4Q 2018 crude steel production of 22.8Mt (stable YoY)
•	FY 2018 iron ore shipments of 58.3Mt (+0.7% YoY), of which 37.6Mt shipped at market prices (+5.5% YoY); 4Q 2018 iron ore shipments of 15.7Mt (+9.8% YoY), of which 10.0Mt shipped at market prices (+18.2% YoY)
•	Gross debt of $12.6bn as of December 31, 2018. Net debt of $10.2bn as of December 31, 2018, lower as compared to $10.5bn as of September 30, 2018 and broadly stable as compared to $10.1bn as of December 31, 2017
•	FY 2018 cash flow from operating activities of $4.2bn less capex of $3.3bn for free cash flow (FCF) of $0.9bn despite working capital investment of $4.4bn, premium to repay bonds ($0.1bn) and litigation fines ($0.1bn)[4]

Strategic progress in 2018:

•	Improved asset portfolio through the completed acquisitions of Votorantim in Brazil and Ilva in Italy, as well as being selected as the successful bidder for Essar Steel India Limited (ESIL) in partnership with Nippon Steel & Sumitomo Metal Corporation Group (NSSMC), which subject to completion, would provide improvement potential and growth optionality
•	Continued progress as the leader in innovation including the LanzaTech carbon capture and conversion project at Gent, Steligence® and new products and solutions to address the automotive platforms of the future
•	Improvement in leverage ratio: FY 2018 net debt/EBITDA of 1.0x vs.1.2x in FY 2017
•	Cash needs of the business in 2018 were limited to $5.0bn, below the guidance of $5.8bn provided in mid-year. Capex of $3.3bn was below our guidance of $3.7bn due to timing of payments which will therefore be carried over to 2019. Net interest of $0.6bn was in line with our guidance. “Taxes, pension and others” came in at $1.1bn, below our guidance of $1.5bn, due to the combined effects of: certain cash tax settlements being deferred from 2018 to 2019; higher than anticipated dividends received from our investments in associates; and net gains on other accounts
•	Achieved the primary financial objective of an investment grade rating with all 3 credit rating agencies

•	Limited Action 2020 progress in 2018, with ongoing cost/mix gains (+$0.4bn) offset in part by volumes losses (-$0.3bn) following operational disruptions during the year. As a result, cumulative savings 2016-2018 of $1.6bn achieved; ongoing focus and execution to deliver target of $3bn savings by 2020

Capital allocation: Continued focus on deleveraging and investment in high return projects

•	An investment grade credit rating remains ArcelorMittal’s financial priority, with a target to reduce net debt to below $6bn, to support solid investment grade metrics at all points of the cycle
•	The Company is capitalizing on opportunities to invest which will enhance future returns, including Ilva (asset revitalization), Mexico hot strip mill (mix improvement) and Vega HAV (Brazil mix improvement)
•	ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, return a percentage of free cash flow annually. Accordingly, the Board proposes an increase in the base dividend for 2019 (paid from 2018 earnings) to $0.20 per share which will be proposed to the shareholders at the AGM in May 2019

Outlook and guidance:

•	ArcelorMittal expects global steel demand to slightly expand in FY 2019 as compared to FY 2018
•	Steel shipments are expected to increase, supported by improved operational performance
•	The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital changes) to increase in 2019 to approximately $6.4bn. Capex is expected to increase to $4.3bn (versus $3.3bn in FY 2018) including $0.4bn carried over from 2018, the impact of Ilva ($0.4bn) and the continued investment in high returns projects in Mexico and Brazil. Interest is expected to be stable at $0.6bn while cash taxes, pensions and other cash costs are expected to increase by $0.4bn primarily on account of certain cash tax settlements deferred from 2018 and non-recurrence of certain gains on other accounts

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Sales	18,327	18,522	17,710	76,033	68,679
Operating income	1,042	1,567	1,234	6,539	5,434
Net income attributable to equity holders of the parent	1,193	899	1,039	5,149	4,568
Basic earnings per share (US$)[2]	1.18	0.89	1.02	5.07	4.48

Operating income/ tonne (US$/t)	51	76	59	78	64
EBITDA	1,951	2,729	2,141	10,265	8,408
EBITDA/ tonne (US$/t)	96	133	102	122	99
Steel-only EBITDA/ tonne (US$/t)	79	119	89	107	82

Crude steel production (Mt)	22.8	23.3	22.7	92.5	93.1
Steel shipments (Mt)	20.2	20.5	21.0	83.9	85.2
Own iron ore production (Mt)	14.9	14.5	14.4	58.5	57.4
Iron ore shipped at market price (Mt)	10.0	8.5	8.4	37.6	35.7

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“2018 was a year of positive momentum for ArcelorMittal characterized by important strategic and financial progress. Operating in a healthy market environment, the Company enjoyed a strong financial performance, delivering substantial profitability improvement. Having considerably strengthened our balance sheet in recent years, we also regained our investment grade credit rating.

With an established leadership position in many regions, ArcelorMittal targets specific growth opportunities to complement our existing global presence. The acquisitions of Votorantim and Ilva, both completed in 2018, provide us with enhanced leadership positions in key markets. Meanwhile our bid for Essar can provide us with a quality, scalable presence in the rapidly expanding India steel market.

Delivery against our Action 2020 targets is an important focus for the Group in 2019. We did not perform at an optimum level operationally in 2018 and will seek to minimize operational disruption this year to ensure we meet our volume targets.

Although the issue of global overcapacity persists and there are well publicised macro-economic risks, we expect further, moderate global steel demand growth this year. Having considerably strengthened the Company in recent years, we are in a strong position to generate healthy levels of free cash and prosper through the cycle.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance (excluding the impact of the Ilva acquisition), based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 0.70x in the fourth quarter of 2018 (“4Q 2018”) as compared to 0.62x for the third quarter of 2018 (“3Q 2018”) and 0.87x for the fourth quarter of 2017 (“4Q 2017”).

Health and safety performance (excluding the impact from the acquisition of Ilva) improved to 0.69x in the twelve months of 2018 (“12M 2018” or "FY 2018") as compared to 0.78x for the twelve months of 2017 (“12M 2017” or "FY 2017").

Health and safety performance inclusive of Ilva (as consolidated from November 1, 2018) was 0.91x for 4Q 2018 and 0.73x for FY 2018.

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities. The figures presented in the table below exclude the Ilva acquisition.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Mining	0.64	0.63	0.86	0.61	0.77
NAFTA	0.37	0.56	0.76	0.53	0.73
Brazil	0.28	0.39	0.46	0.36	0.43
Europe	1.11	0.76	1.00	0.93	1.03
ACIS	0.59	0.61	0.97	0.61	0.61
Total Steel	0.71	0.62	0.88	0.70	0.78
Total (Steel and Mining)	0.70	0.62	0.87	0.69	0.78

Key sustainable development highlights for 4Q 2018:

•	ArcelorMittal reaffirmed its commitment to ResponsibleSteel™, the steel industry's first multi-stakeholder global certification initiative. The Company has taken a leading role in forming the initiative with customers, NGOs, banks as well as other steel and mining companies.

•	ArcelorMittal received a ‘B’ grade in CDP Climate for 2018, up from ‘C’ in 2017, and regards this improvement as the result of its first disclosures in line with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD").

•	ArcelorMittal was included for the first time in the 2019 Bloomberg Gender Equality index, which distinguishes companies committed to transparency in gender reporting and advancing women’s equality in the workplace.

Analysis of results for the twelve months ended December 31, 2018 versus results for the twelve months ended December 31, 2017

Total steel shipments for 12M 2018 were 83.9 million metric tonnes representing a decrease of 1.6% as compared to 12M 2017, primarily due to lower steel shipments in ACIS (-10.3%, including unplanned maintenance in Ukraine and operational issues in Kazakhstan/Ukraine) offset in part by improvement in Brazil (+5.8%, including the impact of the Votorantim acquisition), NAFTA (+1.0%) and Europe (+0.2%, including the impact from the Ilva acquisition offset by impact of a flood in Asturias (Spain), power outage in Fos (France) and slower ramp-up after blast furnace reline in Poland).

Total steel shipments for 12M 2018 excluding the impact of Votorantim acquisition (in 2Q 2018) and Ilva acquisition (in 4Q 2018) were 82.5 million metric tonnes representing a decrease of 3.0% as compared to 12M 2017, driven by lower steel shipments in ACIS (-10.3%) and Europe (-1.2%), offset in part by improvement in Brazil (+0.5%) and NAFTA (+1.0%).

Sales for 12M 2018 increased by 10.7% to $76.0 billion as compared with $68.7 billion for 12M 2017, primarily due to higher average steel selling prices (+13.5%) offset in part by lower steel shipments (-1.6%).

Depreciation of $2.8 billion for 12M 2018, stable as compared with 12M 2017 (marginally below 12M 2018 guidance of $2.9 billion).

Impairment charges net of purchase gains14 for 12M 2018 were $810 million and include $0.7 billion primarily related to Ilva and the remedy asset sales for the Ilva acquisition and the agreed remedy package required for the approval of the Votorantim acquisition3. Impairment charges for 12M 2017 were $206 million in South Africa.

Exceptional items for 12M 2018 were charges of $117 million primarily consisting of $113 million in charges related to a blast furnace dismantling in Florange (France), $60 million in charges related to the new collective labour agreement in the US (including a signing bonus), a $146 million provision taken in 1Q 2018 in respect of a litigation case that was paid in 3Q 20184 offset in part by PIS/Cofins tax credits13 related to prior periods recognized in Brazil of $202 million. Exceptional charges for 12M 2017 were nil.

Operating income for 12M 2018 was higher at $6.5 billion as compared to $5.4 billion in 12M 2017 primarily driven by improved operating conditions (positive price-cost effect in the steel segments) offset in part by the impact of lower market priced iron ore prices. Operating results for 12M 2018 and 12M 2017 were impacted by impairment charges net of purchase gains and exceptional items as discussed above.

Income from associates, joint ventures and other investments for 12M 2018 were $652 million as compared to $448 million for 12M 2017. Income in 12M 2018 included dividend income from Erdemir of $87 million as compared to $45 million in 12M 2017. Income in 12M 2017 included a gain from disposal of ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership5 ($133 million), offset in part by a loss on dilution of the Company’s stake in China Oriental ($44 million)6 and the recycling of cumulative foreign exchange translation losses incurred following the disposal of the 50% stake in Kalagadi7 ($187 million).

Net interest expense was lower at $615 million for 12M 2018, as compared to $823 million for 12M 2017, driven by debt repayment and lower cost of debt. The Company expects full year 2019 net interest expense of approximately $0.6 billion.

Foreign exchange and other net financing losses8 were $1.6 billion for 12M 2018 as compared to losses of $52 million for 12M 2017. 12M 2018 includes foreign exchange losses of $235 million (as compared to foreign exchange gains of $546 million in 12M 2017) and includes non-cash mark-to-market losses related to the mandatory convertible bond call option totalling $0.5 billion (as compared to gains of $0.8 billion in 12M 2017). These also include $0.1 billion premium expense on the early redemption of bonds in 12M 2018 (as compared to $0.4 billion in 12M 2017). In addition, 12M 2017 included mark-to-market losses on a derivative relating to a pellet purchase agreement in the US of $0.3 billion12.

ArcelorMittal recorded an income tax benefit of $349 million for the 12M 2018 as compared to income tax expense of $432 million for 12M 2017. The current income tax expense of $928 million for 12M 2018 as compared to $583 million for 12M 2017 is primarily driven by improved results in a number of countries. The deferred tax benefit of $1,277 million in 12M 2018 as compared with a deferred tax benefit of $151 million for 12M 2017 includes $1.4 billion deferred tax benefit recorded mainly in Luxembourg, due to the expectation of higher future profits. For the 12M 2017 a deferred tax asset of $0.3 billion was recorded in Luxembourg.

Non-controlling interests income were $181 million for 12M 2018 as compared to $7 million for 12M 2017. The difference is primarily due to the improved operating performance of ArcelorMittal South Africa. In addition, 12M 2017 was also impacted by impairment that was proportionately allocated to minority shareholders of ArcelorMittal South Africa.

ArcelorMittal’s net income for 12M 2018 was $5.1 billion, or $5.07 basic earnings per share, as compared to a net income in 12M 2017 of $4.6 billion, or $4.48 basic earnings per share.

Analysis of results for 4Q 2018 versus 3Q 2018 and 4Q 2017

Total steel shipments in 4Q 2018 were 1.5% lower at 20.2Mt as compared with 20.5Mt for 3Q 2018 primarily due to lower steel shipments in ACIS (-10.6%, impacted by operational issues in Temirtau, Kazakhstan), NAFTA (-6.2%) and Brazil (-1.4%), offset in part by a 4.0% improvement in Europe (due to the Ilva acquisition following its consolidation on November 1, 2018). Excluding the impacts of Ilva, steel shipments were 4.2% lower as compared to 3Q 2018.

Total steel shipments in 4Q 2018 were 3.6% lower as compared with 21.0Mt for 4Q 2017 primarily due to lower steel shipments in ACIS (-18.0%, impacted by operational issues in Temirtau, Kazakhstan) and Europe (down -0.5% impacted by slower demand in automotive and a weak export market, compensated in part by consolidation of Ilva), offset in part by higher shipments in NAFTA (+0.4%).

Sales in 4Q 2018 were $18.3 billion as compared to $18.5 billion for 3Q 2018 and $17.7 billion for 4Q 2017. Sales in 4Q 2018 were 1.0% lower as compared to 3Q 2018 primarily due to lower steel shipments (-1.5%), lower average steel selling prices (-1.4%), offset in part by higher market-priced iron ore shipments (+16.8%). Sales in 4Q 2018 were 3.5% higher as compared to 4Q 2017 primarily due to higher average steel selling prices (+8.2%) and higher market-priced iron ore shipments (+18.2%), offset in part by lower steel shipments (-3.6%).

Depreciation for 4Q 2018 was higher at $723 million as compared to $653 million for 3Q 2018 (primarily due to the Ilva acquisition) and lower than $747 million in 4Q 2017.

Impairment charges net of purchase gains for 4Q 2018 and 3Q 2018 were $215 million and $509 million, respectively, and primarily relate to Ilva and the remedy asset sales for the Ilva acquisition. Impairment charges for 4Q 2017 of $160 million related to ArcelorMittal South Africa.

Exceptional net gains for 4Q 2018 were $29 million primarily related to $202 million for PIS/Cofins tax credits related to prior periods recognized in Brazil, offset in part by $113 million in charges related to a blast furnace dismantling in Florange (France), and $60 million related to the new collective labour agreement in the US (including a signing bonus). Exceptional items for 3Q 2018 and 4Q 2017 were nil.

Operating income for 4Q 2018 was $1.0 billion as compared to $1.6 billion in 3Q 2018 and $1.2 billion in 4Q 2017. Operating results for 4Q 2018, 3Q 2018 and 4Q 2017 were impacted by impairment charges net of purchase gains and exceptional charges as discussed above.

Income from associates, joint ventures and other investments for 4Q 2018 was $227 million as compared to $183 million for 3Q 2018 and $125 million for 4Q 2017. 4Q 2018 was positively impacted by $0.1 billion in currency translation gains following the disposal of ArcelorMittal’s investment in MacSteel (South Africa), offset in part by reduced results from our Chinese investee.

Net interest expense in 4Q 2018 was $140 million as compared to $152 million in 3Q 2018 and lower than $188 million in 4Q 2017, primarily due to debt repayments and lower cost of debt.

Foreign exchange and other net financing losses in 4Q 2018 were $556 million as compared to $475 million for 3Q 2018 and $261 million in 4Q 2017. Foreign exchange loss for 4Q 2018 was $7 million as compared to a gain of $9 million in 3Q 2018 and a gain of $83 million in 4Q 20178. 4Q 2018 includes non-cash mark-to-market losses of $443 million related to the mandatory convertible bonds call option as compared to losses of $114 million in 3Q 2018 and non-cash mark-to-market gains of $174 million in 4Q 2017. 3Q 2018 also included premium expenses on the early redemption of bonds of $0.1 billion. In addition, 4Q 2017 included mark-to-market losses on a derivative relating to a pellet purchase agreement in the US of $0.3 billion.

ArcelorMittal recorded an income tax benefit of $711 million for 4Q 2018 as compared to an income tax expense of $178 million for 3Q 2018 and an income tax benefit of $119 million in 4Q 2017. The income tax benefit for 4Q 2018 includes a $0.8 billion deferred tax benefit recorded mainly in Luxembourg resulting from the expectation of higher future profits.

Non-controlling interests income was $91 million for 4Q 2018 as compared to $46 million for 3Q 2018. Non-controlling interests income increased in 4Q 2018 primarily in ArcelorMittal South Africa where the result was positively impacted by a currency translation gain from the disposal of MacSteel as discussed above.

ArcelorMittal recorded a net income for 4Q 2018 of $1.2 billion, or $1.18 basic earnings per share, as compared to a net income for 3Q 2018 of $0.9 billion, or $0.89 basic earnings per share, and a net income for 4Q 2017 of $1.0 billion, or $1.02 basic earnings per share.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Sales	4,857	5,367	4,296	20,332	17,997
Operating income	310	612	155	1,889	1,185
Depreciation	(127)	(132)	(137)	(522)	(518)
Exceptional charges	(60)	—	—	(60)	—
EBITDA	497	744	292	2,471	1,703
Crude steel production (kt)	5,026	5,723	5,598	22,559	23,480
Steel shipments (kt)	5,173	5,512	5,150	22,047	21,834
Average steel selling price (US$/t)	882	896	748	852	742

NAFTA segment crude steel production decreased by 12.2% to 5.0Mt in 4Q 2018 as compared to 5.7Mt in 3Q 2018 primarily due to market slowdown and blast furnace reline delay in Mexico.

Steel shipments in 4Q 2018 decreased by 6.2% to 5.2Mt as compared to 5.5Mt in 3Q 2018, primarily due to seasonality and weak market conditions in the US.

Sales in 4Q 2018 decreased by 9.5% to $4.9 billion as compared to $5.4 billion in 3Q 2018, primarily due to lower steel shipments (-6.2%) and lower average steel selling prices -1.5% (flat products down -0.7% and long products down -4.0%).

Exceptional charges for 4Q 2018 were $60 million related to the new collective labour agreement in the US (which included a signing bonus).

Operating income in 4Q 2018 of $310 million was lower as compared to $612 million in 3Q 2018 and higher as compared to $155 million in 4Q 2017. Operating results for 4Q 2018 were impacted by the exceptional charges as discussed above.

EBITDA in 4Q 2018 decreased by 33.2% to $497 million as compared to $744 million in 3Q 2018 primarily due to lower steel shipment volumes and negative price-cost effect. EBITDA in 4Q 2018 increased by 70.0% as compared to $292 million in 4Q 2017 primarily due to a significant positive price-cost impact.

Brazil

(USDm) unless otherwise shown	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Sales	2,429	2,103	2,252	8,711	7,755
Operating income	398	374	266	1,356	697
Depreciation	(84)	(71)	(75)	(298)	(293)
Impairment	—	—	—	(86)	—
Exceptional income	202	—	—	202	—
EBITDA	280	445	341	1,538	990
Crude steel production (kt)	3,191	3,158	2,989	12,264	11,210
Steel shipments (kt)	3,053	3,097	3,052	11,464	10,840
Average steel selling price (US$/t)	687	714	685	719	667

Brazil segment crude steel production increased by 1.0% to 3.2Mt in 4Q 2018 as compared to 3Q 2018.

Steel shipments in 4Q 2018 decreased by 1.4% to 3.1Mt as compared to 3Q 2018, driven by seasonally weak domestic demand.

Sales in 4Q 2018 increased by 15.5% to $2.4 billion as compared to $2.1 billion in 3Q 2018, due to the negative impact of hyperinflation accounting in Argentina in 3Q 2018 (recorded as a nine-month year-to-date accumulated impact), offset in part by lower average steel selling prices (-3.7%) and lower steel shipments (-1.4%).

Exceptional gain for 4Q 2018 was $202 million related to PIS/Cofins tax credits related to prior periods recognized in Brazil.

Operating income in 4Q 2018 was slightly higher at $398 million as compared to $374 million in 3Q 2018 and higher than $266 million in 4Q 2017. Operating results for 4Q 2018 were impacted by the exceptional gain as discussed above.

EBITDA in 4Q 2018 decreased by 37.2% to $280 million as compared to $445 million in 3Q 2018 primarily due to a negative price-cost effect. 4Q 2018 includes a one-time provision of $17 million for employee related charges in Brazil. EBITDA in 4Q 2018 was 17.9% lower as compared to $341 million in 4Q 2017 primarily due to foreign exchange translation impact and hyperinflation in Argentina.

Europe

(USDm) unless otherwise shown	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Sales	9,761	9,559	9,610	40,488	36,208
Operating income	98	100	525	1,632	2,359
Depreciation	(323)	(262)	(336)	(1,195)	(1,201)
Impairment charges net of purchase gains	(215)	(509)	—	(724)	—
Exceptional charges	(113)	—	—	(259)	—
EBITDA	749	871	861	3,810	3,560
Crude steel production (kt)	11,580	10,841	10,311	44,693	43,768
Steel shipments (kt)	10,098	9,709	10,151	41,020	40,941
Average steel selling price (US$/t)	771	776	736	787	702

Europe segment crude steel production increased by 6.8% to 11.6Mt in 4Q 2018 as compared to 10.8Mt in 3Q 2018 due primarily to the consolidation of Ilva, as from November 1, 2018.

Steel shipments in 4Q 2018 increased by 4.0% to 10.1Mt as compared to 9.7Mt in 3Q 2018, primarily on account of the consolidation of Ilva offset in part by weak market conditions, particularly in long products. Steel shipments declined by 1.7% excluding the impact of Ilva on account of a weaker long products export market.

Sales in 4Q 2018 were $9.8 billion, 2.1% higher as compared to $9.6 billion in 3Q 2018, with higher steel shipments, as discussed above, offset in part by 0.6% lower average steel selling prices.

Impairment charges net of purchase gains for 4Q 2018 and 3Q 2018 were $215 million and $509 million, respectively, primarily related to Ilva and the remedy asset sales for the Ilva acquisition. Impairment charges net of purchase gains for 4Q 2017 were nil.

Exceptional charges for 4Q 2018 were $113 million related to a blast furnace dismantling in Florange (France).

Operating income in 4Q 2018 was stable at $98 million as compared to $100 million in 3Q 2018 and lower as compared to $525 million in 4Q 2017. Operating results for 4Q 2018 and 3Q 2018 were impacted by impairments charges net of purchase gains and exceptional items as discussed above.

EBITDA in 4Q 2018 decreased by 14.0% to $749 million as compared to $871 million in 3Q 2018 primarily due to negative price-cost effect. EBITDA in 4Q 2018 decreased by 13.0% as compared to $861 million in 4Q 2017, primarily due to lower steel shipment volumes.

ACIS

(USDm) unless otherwise shown	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Sales	1,763	1,989	2,039	7,961	7,621
Operating income	121	371	182	1,094	508
Depreciation	(77)	(76)	(81)	(311)	(313)
Impairment	—	—	(160)	—	(206)
EBITDA	198	447	423	1,405	1,027
Crude steel production (kt)	2,975	3,560	3,832	13,022	14,678
Steel shipments (kt)	2,669	2,986	3,254	11,741	13,094
Average steel selling price (US$/t)	561	597	546	598	515

ACIS segment crude steel production in 4Q 2018 decreased by 16.4% to 3.0Mt as compared to 3.6Mt in 3Q 2018 primarily due to an explosion at a gas pipeline at Temirtau (Kazakhstan).

Steel shipments in 4Q 2018 decreased by 10.6% to 2.7Mt as compared to 3.0Mt in 3Q 2018, primarily due to lower steel shipments in Kazakhstan following the incident discussed above.

Sales in 4Q 2018 decreased by 11.3% to $1.8 billion as compared to $2.0 billion in 3Q 2018 primarily due to lower average steel selling prices (-6.0%) and lower steel shipments (-10.6%).

Operating income in 4Q 2018 was lower at $121 million as compared to $371 million in 3Q 2018 and $182 million in 4Q 2017.

EBITDA in 4Q 2018 decreased by 55.7% to $198 million as compared to $447 million in 3Q 2018 primarily due to a negative price-cost effect and lower steel shipments. EBITDA in 4Q 2018 was lower as compared to $423 million in 4Q 2017, primarily due to lower steel shipments (-18.0%) and negative price-cost effect.

Mining

(USDm) unless otherwise shown	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Sales	1,114	1,008	959	4,211	4,033
Operating income	241	179	159	860	991
Depreciation	(102)	(102)	(108)	(418)	(416)
EBITDA	343	281	267	1,278	1,407

Own iron ore production (a) (Mt)	14.9	14.5	14.4	58.5	57.4
Iron ore shipped externally and internally at market price (b) (Mt)	10.0	8.5	8.4	37.6	35.7
Iron ore shipment - cost plus basis (Mt)	5.7	5.6	5.8	20.6	22.2
Own coal production (a) (Mt)	1.3	1.5	1.5	5.9	6.3
Coal shipped externally and internally at market price (b) (Mt)	0.7	0.7	0.6	2.5	2.8
Coal shipment - cost plus basis (Mt)	0.7	0.9	0.9	3.3	3.5

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 4Q 2018 increased by 3.4% to 14.9Mt as compared to 14.5Mt in 3Q 2018, due to higher volumes in AMMC9, Kazakhstan and Liberia (impacted by heavy rains in 3Q 2018) offset by lower production in Mexico. Own iron ore production in 4Q 2018 increased by 3.5% as compared to 4Q 2017 primarily due to higher production in Liberia and AMMC offset in part by lower production in Mexico. Own iron ore production for 12M 2018 increased by 1.9% as compared to 12M 2017 primarily due to Liberia (production of 4.6Mt in 12M 2018 which, although above the 12M 2017 level, was slightly below the approximate 5Mt full year 12M 2018 guidance), offset in part by lower production in AMMC (lower yield from a new mix of ore bodies following a pit wall instability issue which first occurred in 4Q 2017) and Mexico.

Market-priced iron ore shipments in 4Q 2018 increased by 16.8% to 10.0Mt as compared to 8.5Mt in 3Q 2018, primarily driven by higher market-priced iron ore shipments in Liberia (recovery following handling/logistic constraints impacting 3Q 2018 volume for the new Gangra product during the wet season) and AMMC. Market-priced iron ore shipments in 4Q 2018 increased by 18.2% as compared to 4Q 2017 driven by higher shipments in Liberia, AMMC and Ukraine offset in part by lower shipments in Mexico. Market-priced iron ore shipments for 12M 2018 grew in line with expectations at 5.5% as compared to 12M 2017.

Own coal production in 4Q 2018 decreased by 11.8% to 1.3Mt as compared to 1.5Mt in 3Q 2018 primarily due to lower Kazakhstan production. Own coal production in 4Q 2018 decreased by 11.2% as compared to 4Q 2017 primarily due to lower production in Kazakhstan.

Market-priced coal shipments in 4Q 2018 were stable at 0.7Mt as compared to 3Q 2018. Market-priced coal shipments in 4Q 2018 increased by 21% as compared to 4Q 2017 primarily due to increased shipments in Kazakhstan.

Operating income in 4Q 2018 increased to $241 million as compared to $179 million in 3Q 2018 and $159 million in 4Q 2017.

EBITDA in 4Q 2018 increased by 22.0% to $343 million as compared to $281 million in 3Q 2018, primarily due to the impact of higher market-priced iron ore shipments (+16.8%) and higher seaborne iron ore reference prices (+7%). EBITDA in 4Q 2018 was higher as compared to $267 million in 4Q 2017, primarily due to the combined effects of higher market-priced iron ore shipments (+18.2%), and higher market-priced coal shipments (+21%) and higher seaborne iron ore reference prices (+9.2%).

Liquidity and Capital Resources

For 4Q 2018 net cash provided by operating activities was $2,170 million as compared to $634 million in 3Q 2018 and $2,885 million in 4Q 2017. The higher net cash provided by operating activities during 4Q 2018 reflects in part a working capital release of $430 million (largely on account of lower steel shipment volumes and prices in a weaker demand environment, partially offset by higher inventory) as compared to a working capital investment of $1,713 million in 3Q 2018. The 12M 2018 working capital investment of $4.4 billion largely reflects the price effect of improved market conditions experienced (which impacted working capital through higher inventories and higher trade receivables) during 12M 2018. The 12M 2017 working capital investment was $1.9 billion.

Net cash used in investing activities during 4Q 2018 was $1,926 million as compared to $601 million during 3Q 2018 and $931 million in 4Q 2017. Capital expenditures increased to $1,156 million in 4Q 2018 as compared to $781 million in 3Q 2018 and $1,036 million in 4Q 2017. FY 2018 capital expenditure was $3.3 billion as compared to $2.8 billion in FY 2017 (versus FY 2018 initial guidance of $3.8 billion). FY 2018 capex was lower than expected due to delayed spending as well as lower spend at Ilva due to the acquisition only being completed in November 2018. Capex in 2019 is expected to increase to $4.3 billion reflecting carry over from underspend in 2018, the impact of Ilva and the continued projected high return investments in Mexico and Brazil and other strategic projects (largely cost optimization).

Cash used in other investing activities in 4Q 2018 of $770 million primarily includes $1.0 billion investment for the Uttam Galva and KSS Petron debts (India), quarterly lease payment for Ilva acquisition ($52 million) offset in part by MacSteel (South Africa) disposal proceeds ($220 million). Cash provided by other investing activities in 3Q 2018 of $180 million primarily includes cash received from Enerfos JV and the second instalment of disposal proceeds from ArcelorMittal USA’s 21% stake in the Empire Iron Mining Partnership ($44 million). Cash provided by other investing activities in 4Q 2017 of $105 million primarily included tangible asset disposals and disposal proceeds of US long products (Georgetown).

Net cash used in financing activities in 4Q 2018 was $411 million as compared to $597 million and $2,167 million in 3Q 2018 and 4Q 2017, respectively. In 4Q 2018, $406 million primarily includes repayment of short term facilities. In 3Q 2018, $543 million primarily include payments relating to bond repurchases pursuant to cash tender offers ($0.6 billion). Net cash used in financing activities in 4Q 2017 includes $1.2 billion of bonds repurchased in October pursuant to cash tender offers, $0.6 billion (€540 million) repayment at maturity of the euro 4.625% Notes due November 17, 2017, $644 million used to early redeem in December the 6.125% Notes due June 1, 2018 and partial repayment of borrowings offset in part by a $0.4 billion (€300 million) Schuldschein loan in October and $0.6 billion (€500 million) euro 0.95% bond due January 17, 2023 issued in December.

During 4Q 2018, the Company paid dividends of $32 million primarily to minority shareholders in Bekaert (Brazil). During 3Q 2018, the Company paid dividends of $37 million primarily to minority shareholders in ArcelorMittal Mines Canada. During 4Q 2017, the Company paid dividends of $21 million primarily to minority shareholders in Bekaert (Brazil).

As of December 31, 2018, the Company’s cash and cash equivalents amounted to $2.4 billion as compared to $2.5 billion at September 30, 2018 and $2.8 billion at December 31, 2017.

Gross debt decreased to $12.6 billion as of December 31, 2018, as compared to $13.0 billion at September 30, 2018 and $12.9 billion in December 31, 2017.

As of December 31, 2018, net debt declined to $10.2 billion as compared to $10.5 billion as of September 30, 2018, largely due to positive free cashflow of $1.0 billion (including working capital release ($0.4 billion)), disposal proceeds from MacSteel sale ($0.2 billion) and foreign exchange gain ($0.1 billion), offset in part by the investment for the Uttam Galva and KSS Petron debts ($1.0 billion). Net debt as of December 31, 2017 was $10.1 billion.

As of December 31, 2018, the Company had liquidity of $7.9 billion, consisting of cash and cash equivalents of $2.4 billion and $5.5 billion of available credit lines10. The $5.5 billion credit facility contains a financial covenant not to exceed 4.25x Net debt / EBITDA (as defined in the facility). As of December 31, 2018, the average debt maturity was 4.0 years.

Action 2020 progress

The Company is approximately two-thirds of the way along the Action 2020 journey, but made limited progress in 2018 on its strategic Action 2020 plan due to operational disruptions.

We made $0.4 billion in cost and product mix improvements in 2018 including: South Africa savings with improved cost performance driven by better mix following restart of coke oven battery and higher PCI usage; further optimization savings through digital transformation in Europe and saving in Ukraine at the coke oven battery; and Brazil cost and mix improvements. This progress was however limited by operational disruptions, which resulted in a volume loss of $0.3 billion, effectively reversing the cumulative volume gains achieved in 2017. This brings the cumulative savings from the Action 2020 plan to $1.6 billion.

The Company remains focussed on achieving its 2020 targets. Volume is a key component of Action 2020 (5Mt volume improvement) and we expect to see more progress in this area in 2019 and beyond, assuming market conditions remain favorable.

Key recent developments

•	On February 7, 2019, ArcelorMittal announced a share buyback program under the authorization given by the annual general meeting of shareholders held on May 5, 2015 (the “Program”). The shares acquired under this Program are intended to meet ArcelorMittal’s obligations arising from employee share programs. ArcelorMittal intends to repurchase for an aggregate maximum amount of 4 million shares.

•	On January 17, 2019, ArcelorMittal issued €750 million 2.250% Notes due 2024. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Programme. The proceeds from the issuance will be used for general corporate purposes of the ArcelorMittal group.

•	On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility (the "Facility"), with a five-year maturity plus two one-year extension options. The Facility will replace the $5,500,000,000 revolving credit facility agreement signed April 30, 2015 and amended December 21, 2016, and will be used for the general corporate purposes of the ArcelorMittal group. The Facility gives ArcelorMittal considerably improved terms over the former facility, and extends the average maturity date by approximately three years.

•	On November 20, 2018, ArcelorMittal entered into a $7 billion term facilities agreement with a group of lenders in connection with the acquisition of ESIL. The agreement has a term of one year (i.e., until November 20, 2019), subject to ArcelorMittal’s option to extend the term by six months. The facility may be used for certain payments by ArcelorMittal as well as by the joint venture through which the Company expects jointly to own and operate ESIL in partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) (the “Joint Venture”).

•	On October 12, 2018 and November 2, 2018, ArcelorMittal received two binding offers from Liberty House Group for the acquisition of the Ilva remedy assets consisting of ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium). On January 23, 2019, the Company submitted to the European Commission a revised offer from Liberty House Group in respect of the same package of assets. Transaction closing is conditional on European Commission approval and the conclusion of consultations with local and European Works Councils.

Financial calendar for 2019

•	General Meeting of Shareholders:
◦	May 7, 2019: ArcelorMittal General Annual Meeting

•	Earnings results announcements:
◦	May 9, 2019: earnings release 1Q 2019
◦	August 1, 2019: earnings release 2Q 2019 and half year 2019
◦	November 7, 2019: earnings release 3Q 2019

Outlook and guidance

The following global apparent steel consumption (“ASC”) figures reflect the latest Company’s estimates.

Based on the current economic outlook, ArcelorMittal expects a slight expansion in global ASC in 2019 by +0.5% to +1% (versus growth of +2.8% in 2018). By region: ASC in US is expected to grow +0.5% to +1.5% in 2019, with automotive demand to remain broadly stable, growth is driven by continued albeit weaker demand in machinery and construction (a moderation of growth versus +1.7% in 2018). In Europe, continued strength in construction is balanced by stable automotive demand and slower growth in machinery and is expected to support ASC growth of approximately +0.5% to +1.0% in 2019 (a moderation of growth versus +2.9% in 2018). In Brazil, ASC growth in 2019 is forecasted in the range of +3.5% to +4.5% (a moderation of growth versus +7.3% in 2018) as growth in automotive and machinery slows but construction activity grows for the first time since 2013. In the CIS, ASC is expected to grow +1.0% to +2.0% in 2019 (versus +1.8% in 2018). Overall, World ex-China ASC is expected to grow by approximately +2.0% to +3.0% in 2019, slight stronger than in 2018 due to stabilization in Turkey after a significant decline in 2018 (versus +2.1% in 2018). In China, overall demand is expected to decline by between -0.5% to -1.5% in 2019 (versus growth of +3.5% in 2018) as relatively stable demand from automotive and construction is offset by declining machinery output. Given these demand expectations, as well as the expectation that operational disruptions (both controllable and uncontrollable) that negatively impacted 2018 shipments will not recur, the Group's steel shipments are expected to increase in 2019 vs 2018.

Market-priced iron ore shipments for FY 2019 are expected to be broadly stable as compared to FY 2018 with increases in Liberia and AMMC to be offset by lower volume in Mexico (in part due to the end of life of Volcan mine).

The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital changes) to increase in 2019 to approximately $6.4 billion from $5.0 billion in 2018. Capex is expected to increase by $1.0 billion to $4.3 billion (versus $3.3 billion in FY 2018) including $0.4 billion carried over from 2018, the impact of Ilva ($0.4 billion) and the continued investment in high returns projects in Mexico and Brazil. Interest is expected to be stable at $0.6 billion while cash taxes, pensions and other cash costs are expected to increase by $0.4 billion to $1.5 billion primarily on account of certain cash tax settlements deferred from 2018 and non-recurrence of certain gains on other accounts.

Due to a smaller than anticipated release in the final quarter, the Group invested more in working capital than expected in 2018 ($4.4 billion versus guidance of $3.0-3.5 billion). The Group expects this additional investment to be released over the course of 2019. The extent of any further changes in working capital in 2019 will be dictated by market conditions, particularly the price and volume environment in the final weeks.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Dec 31, 2018	Sept 30, 2018	Dec 31, 2017
ASSETS
Cash and cash equivalents	2,354	2,482	2,786
Trade accounts receivable and other	4,432	4,561	3,863
Inventories	20,744	18,380	17,986
Prepaid expenses and other current assets	2,834	2,799	1,931
Assets held for sale[11]	2,111	2,587	179
Total Current Assets	32,475	30,809	26,745

Goodwill and intangible assets	5,728	5,329	5,737
Property, plant and equipment	35,638	34,027	36,971
Investments in associates and joint ventures	4,906	4,863	5,084
Deferred tax assets	8,287	7,487	7,055
Other assets	4,215	3,288	3,705
Total Assets	91,249	85,803	85,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,167	4,662	2,785
Trade accounts payable and other	13,981	11,797	13,428
Accrued expenses and other current liabilities	5,486	4,864	5,147
Liabilities held for sale[11]	821	722	50
Total Current Liabilities	23,455	22,045	21,410

Long-term debt, net of current portion	9,316	8,280	10,143
Deferred tax liabilities	2,374	2,483	2,684
Other long-term liabilities	11,996	10,405	10,205
Total Liabilities	47,141	43,213	44,442

Equity attributable to the equity holders of the parent	42,086	40,590	38,789
Non-controlling interests	2,022	2,000	2,066
Total Equity	44,108	42,590	40,855
Total Liabilities and Shareholders’ Equity	91,249	85,803	85,297

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
Sales	18,327	18,522	17,710	76,033	68,679
Depreciation (B)	(723)	(653)	(747)	(2,799)	(2,768)
Impairment charges net of purchase gains (B)	(215)	(509)	(160)	(810)	(206)
Exceptional items (B)	29	—	—	(117)	—
Operating income (A)	1,042	1,567	1,234	6,539	5,434
Operating margin %	5.7%	8.5%	7.0%	8.6%	7.9%

Income from associates, joint ventures and other investments	227	183	125	652	448
Net interest expense	(140)	(152)	(188)	(615)	(823)
Foreign exchange and other net financing loss	(556)	(475)	(261)	(1,595)	(52)
Income before taxes and non-controlling interests	573	1,123	910	4,981	5,007
Current tax expense	(198)	(206)	(134)	(928)	(583)
Deferred tax benefit	909	28	253	1,277	151
Income tax (expense) / benefit	711	(178)	119	349	(432)
Income including non-controlling interests	1,284	945	1,029	5,330	4,575
Non-controlling interests (income) / loss	(91)	(46)	10	(181)	(7)
Net income attributable to equity holders of the parent	1,193	899	1,039	5,149	4,568

Basic earnings per common share ($)[2]	1.18	0.89	1.02	5.07	4.48
Diluted earnings per common share ($)[2]	1.17	0.88	1.01	5.04	4.46

Weighted average common shares outstanding (in millions)[2]	1,014	1,014	1,020	1,015	1,020
Diluted weighted average common shares outstanding (in millions)[2]	1,020	1,019	1,024	1,021	1,024

OTHER INFORMATION
EBITDA (C = A-B)	1,951	2,729	2,141	10,265	8,408
EBITDA Margin %	10.6%	14.7%	12.1%	13.5%	12.2%

Own iron ore production (Mt)	14.9	14.5	14.4	58.5	57.4
Crude steel production (Mt)	22.8	23.3	22.7	92.5	93.1
Steel shipments (Mt)	20.2	20.5	21.0	83.9	85.2

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
Operating activities:
Income attributable to equity holders of the parent	1,193	899	1,039	5,149	4,568
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income/ (loss)	91	46	(10)	181	7
Depreciation and impairment charges net of purchase gains	938	1,162	907	3,609	2,974
Exceptional items[4]	(29)	—	—	117	—
Income from associates, joint ventures and other investments	(227)	(183)	(125)	(652)	(448)
Deferred tax (benefit)	(909)	(28)	(253)	(1,277)	(151)
Change in working capital	430	(1,713)	1,657	(4,384)	(1,873)
Other operating activities (net)	683	451	(330)	1,453	(514)
Net cash provided by operating activities (A)	2,170	634	2,885	4,196	4,563
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,156)	(781)	(1,036)	(3,305)	(2,819)
Other investing activities (net)	(770)	180	105	(454)	(11)
Net cash used in investing activities	(1,926)	(601)	(931)	(3,759)	(2,830)
Financing activities:
Net payments relating to payable to banks and long-term debt	(406)	(543)	(2,131)	(212)	(1,527)
Dividends paid	(32)	(37)	(21)	(220)	(141)
Share buyback	—	—	—	(226)	—
Other financing activities (net)	27	(17)	(15)	(31)	(63)
Net cash used in financing activities	(411)	(597)	(2,167)	(689)	(1,731)
Net (decrease) / increase in cash and cash equivalents	(167)	(564)	(213)	(252)	2
Cash and cash equivalents transferred from/(to) assets held for sale	13	—	—	(10)	13
Effect of exchange rate changes on cash	3	(56)	16	(140)	58
Change in cash and cash equivalents	(151)	(620)	(197)	(402)	73

Free cash flow (C=A+B)	1,014	(147)	1,849	891	1,744

Appendix 1: Product shipments by region

(000'kt)	4Q 18	3Q 18	4Q 17	12M 18	12M 17
Flat	4,406	4,885	4,414	19,113	18,926
Long	890	774	872	3,554	3,530
NAFTA	5,173	5,512	5,150	22,047	21,834
Flat	1,832	1,695	1,950	6,421	6,762
Long	1,232	1,415	1,108	5,087	4,100
Brazil	3,053	3,097	3,052	11,464	10,840
Flat	7,398	6,855	7,298	29,510	29,255
Long	2,666	2,798	2,821	11,367	11,494
Europe	10,098	9,709	10,151	41,020	40,941
CIS	1,645	1,879	2,209	7,251	8,837
Africa	1,023	1,102	1,044	4,491	4,256
ACIS	2,669	2,986	3,254	11,741	13,094

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	4Q 18	3Q 18	4Q 17	12M 18	12M 17
NAFTA	244	155	184	669	466
Brazil	102	59	72	244	263
Europe	499	298	430	1,336	1,143
ACIS	159	141	165	534	427
Mining	143	116	179	485	495
Total	1,156	781	1,036	3,305	2,819

Note: “Others and eliminations” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarter

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	4Q 2018 (a)
Europe	ArcelorMittal Differdange (Luxembourg)	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	2Q 2018
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2Q 2018

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecasted completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2020(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2021(d)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(e)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(f)
a)	In support of the Company’s Action 2020 program, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steel shop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing. The full project scope was completed in 4Q 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in the second quarter of 2020.

c)	Investment in ArcelorMittal Dofasco (Canada) to modernise the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2020.

d)	In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanised capacity to serve the growing domestic market. The three-year ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

e)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery.

f)	ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia is now undertaking the engineering phase of a feasibility study to identify the optimal concentration solution for utilising the resources at Tokadeh. The feasibility study is expected to be completed by mid-2019.

Appendix 3: Debt repayment schedule as of December 31, 2018

(USD billion)	2019	2020	2021	2022	2023	≥2024	Total
Bonds	0.9	1.9	1.3	1.5	0.5	1.6	7.7
Commercial paper	1.3	—	—	—	—	—	1.3
Other loans	1.0	1.3	0.5	0.2	0.3	0.3	3.6
Total gross debt	3.2	3.2	1.8	1.7	0.8	1.9	12.6

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Dec 31, 2018	Sept 30, 2018	Dec 31, 2017
Gross debt (excluding that held as part of the liabilities held for sale)	12,483	12,942	12,928
Gross debt held as part of the liabilities held for sale	77	79	—
Gross debt	12,560	13,021	12,928
Less:
Cash and cash equivalents	(2,354)	(2,482)	(2,786)
Cash and cash equivalents held as part of the assets held for sale	(10)	(23)	—
Net debt (including that held as part of the assets and the liabilities held for sale)	10,196	10,516	10,142

Net debt / EBITDA	1.0	-	1.2

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/ (charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items (income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by (used in) operating activities less capex.

Gross debt: long-term debt, plus short-term debt (including that held as part of the liabilities held for sale).

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale).

Net debt/EBITDA: refers to Net debt divided by last twelve months EBITDA calculation.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income/(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production (excludes strategic long-term contracts).

PMI: refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as Group EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

YoY: refers to year-on-year.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial measure defined in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve months to show trends that investors may find useful in understanding the company's ability to service its debt. Non-GAAP financial measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.
2.	At the Extraordinary General Meeting held on May 10, 2017, the shareholders approved a share consolidation based on a ratio 1:3, whereby every three shares were consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share).
3.	On April 20, 2018, following the approval by the Brazilian antitrust authority - CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense were sold to the company Aço Verde do Brasil as part of CADE's conditional approval.
4.	In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations concerning the ArcelorMittal entities that were under investigation. The payment was made in August 2018.
5.	On August 7, 2017, ArcelorMittal USA and Cliffs Natural Resources (“Cliffs”) agreed that Cliffs would acquire ArcelorMittal USA’s 21% ownership interest in the Empire Iron Mining Partnership for $133 million plus assumptions of all partnership liabilities. The payment of $133 million will be made in 3 equal installments with the first payment of $44 million received in August 2017, the second payment received in August 2018 and the final payment to be received in 2019.
6.	On January 27, 2017 China Oriental completed a share placement to restore the minimum 25% free float as per HKEx listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million.
7.	On August 25, 2017, following a sales agreement signed on October 21, 2016, ArcelorMittal completed the sale of its 50% shareholding in Kalagadi Manganese (Proprietary) Limited to Kgalagadi Alloys (Proprietary) Limited for consideration to be paid during the life of the mine, which is contingent on the financial performance of the mine and cash flow availability. The investment classified as held for sale as of December 31, 2016 had a nil carrying amount as it was fully impaired in 2015 but the Company recycled upon disposal accumulated foreign exchange translation losses of $187 million in income from associates, joint ventures and other investments.
8.	Following the May 16, 2018 approval of the Extraordinary General Meeting to convert the share capital of the ArcelorMittal parent company from Euro to US dollar, the Euro denominated tax losses and the related deferred tax asset (DTA) held by the ArcelorMittal parent company were translated into US dollars. The Company designated its euro denominated debt as a hedge of certain euro denominated net investments in foreign operations. Following this change, periodic revaluations of such external euro-denominated debt are recorded in other comprehensive income rather than the statement of operations. The conversion of the euro denominated DTA was effective as of January 1, 2018, whilst the impacts on euro denominated debt has been applied prospectively from April 1, 2018. As a result, the Company’s statement of operations no longer has foreign exchange exposure to euro denominated debt and DTA.
9.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.

10.	On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options (i.e. the options to extend are in the first and second years, so at end 2019 and at end 2020). The facility will replace the $5,500,000,000 revolving credit facility agreement signed April 30, 2015 and amended December 21, 2016, and will be used for the general corporate purposes of the ArcelorMittal group. The facility gives ArcelorMittal considerably improved terms over the former facility, and extends the average maturity date by approximately three years. As of December 31, 2018, the $5.5 billion revolving credit facility was fully available.
11.	Assets and liabilities held for sale, as of December 31, 2018, include the Ilva remedy package assets, and carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of September 30, 2018, include the carrying value of Ilva remedy assets, Macsteel investment (South Africa) and carrying value of Steelton. Asset and liabilities held for sale, as of December 31, 2017, include the carrying value of Steelton and Frydek Mistek assets in Czech Republic (which was sold in 1Q 2018).
12.	Effective October 31, 2016, the Company entered into a pellet purchase agreement in the US including a special payment component that varies according to the price of steel in the US domestic market. This feature corresponds to a derivative instrument recognized at fair value. The charge relates to outstanding minimum volumes to be purchased over the remaining life of the contract (8 years).
13.	The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes based on the turnover of companies. The PIS is intended to finance the unemployment insurance system, and COFINS to fund Social Security. For over two decades, ArcelorMittal Brasil has been challenging the basis of the calculation of the COFINS and PIS, specifically, whether Brazilian ICMS (tax on sales and services) may be deducted from the base amount on which PIS and COFINS taxes are calculated. Following the Supreme Court’s decision in the leading case and certain lower court decisions applying it, the Court issued final and unappealable judgments in certain of the cases filed by ArcelorMittal Brasil, thereby granting ArcelorMittal Brasil the right to exclude ICMS from the PIS/COFINS’ tax base and the right to recognize the relevant credits from the past. Accordingly, ArcelorMittal Brasil recognized $202 million additional PIS/COFINS credits in 4Q 2018 for the period of 2005 to 2013 and is awaiting the Court’s final judgment on other pending cases related to the PIS/COFINS topic.
14.	Impairment charges net of purchase gains for 4Q 2018 include $0.4 billion impairment expenses for Ilva remedies and $0.2 billion purchase gains on Ilva acquisition.

Fourth quarter 2018 earnings analyst conference call

ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to discuss the fourth quarter period ended December 31, 2018 on: Thursday February 7, 2019 at 9.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	12722991#
US local:	1 86 6719 2729	+1 24 0645 0345	12722991#
US (New York):	1 86 6719 2729	+ 1 646 663 7901	12722991#
France:	0800 914780	+33 1 7071 2916	12722991#
Germany:	0800 965 6288	+49 692 7134 0801	12722991#
Spain:	90 099 4930	+34 911 143436	12722991#
Luxembourg:	800 26908	+352 27 86 05 07	12722991#
A replay of the conference call will be available for one week by dialing: +49 (0) 1805 2047 088; Access code 2523083#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.